EXHIBIT 99.1

STEALTHGAS INC. Announces the Results of the 2013 Annual General Meeting, New Vessel Acquisitions, New Charter Arrangements and Appointment of New CFO

ATHENS, Greece, Oct. 1, 2013 (GLOBE NEWSWIRE) -- STEALTHGAS INC. (Nasdaq:GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today the results of the 2013 annual general meeting of its shareholders held on Monday, September 23, 2013 at the Company's executive offices, updates on charter arrangements, new vessel acquisitions and other company news.

At the annual meeting each of the following proposals as set forth in more detail in the Notice and the Company's Proxy Statement were approved and adopted: 1) the re-election of Messrs. Michael G. Jolliffe and John Kostoyannis as Class II Directors of the Company to serve until the 2016 annual meeting of shareholders; and 2) the appointment of Deloitte Hadjipavlou Sofianos & Cambanis Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2013.

New Vessel Acquisitions

As part of its fleet expansion program the Company has entered into agreements to acquire eleven LPG carriers.

Two vessels that were delivered to the company this month, a 5,000cbm LPG carrier built 2006 and a 3,500cbm LPG carrier built 2008. Both were immediately deployed on a 1 year time and bareboat charter respectively.

Two 3,500cbm LPG carriers scheduled to be delivered in the second half of 2014 from a Japanese yard.

Two 5,000cbm LPG carriers scheduled to be delivered in the first half of 2015 from a Japanese yard.

Two 3,500cbm LPG carriers scheduled to be delivered in the first half of 2015 from a Japanese yard.

One 7,200cbm LPG carrier scheduled to be delivered in the first half of 2015 from a Japanese yard.

Two 5,000cbm LPG carriers scheduled to be delivered in the second half of 2015 from a Japanese yard.

The acquisition of these vessels represent an investment by the Company of approximately $200 million of which about $50 million have already been paid for the delivery of the two vessels and deposits for the vessels under construction. Together with previously announced acquisitions this brings the total investments of the Company to approximately $400 million of which $125 million have already been paid. The remaining capital expenditure represents 15 newbuilding vessels scheduled to be added to the fleet by the end of 2015. The Company intends to fund the remaining capital expenditure with bank finance and available cash. The Company will pursue additional vessel acquisitions in order to expand its LPG fleet further. Of the nine additional Newbuildings purchased six have been ordered by the Company directly while three have been acquired as resale contracts from third parties.

Chartering Update

The company has concluded the following chartering arrangements:

A one year time charter for its 5,000cbm, 2006 built, LPG carrier, Gas Inspiration, until August 2014.

A six month time charter for its 4,109cbm, 1991 built, LPG carrier, Gas Kaizen, until March 2014.

Six vessels are currently operating in the spot market, including the Gas Kaizen whose charter begins in October.

Charter coverage for the fleet is elevated to 88% for the remainder of 2013 and 55% for 2014.

Appointment of new Chief Financial Officer

The Company also announced an executive personnel change. Mr. Konstantinos Sistovaris has stepped down to pursue new challenges and opportunities at Stealth Maritime. Mr Harry Charogiannis has been appointed as the new CFO. Mr Charogiannis is a finance professional with over 9 years experience in the banking industry at various levels at Morgan Stanley, Eurobank EFG and the Hellenic Postal Savings Bank. He has also been employed as an economic advisor at the Greek Ministry of Merchant Marine and the Hellenic Parliament. Mr Charogiannis holds a Masters Degree from Harvard Kennedy School of Government and a Bachelors Degree from Columbia University.

Fleet Profile and Fleet Deployment

The table below shows the company's fleet development and deployment as of today:

LPG Carrier Fleet

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Employment Status	Charter Expiration (1)
Gas Cathar	7,517	F.P.	2001	Time Charter	Jul-16
Gas Esco	7,500	F.P.	2012	Time Charter	Jun-17
Gas Husky	7,500	F.P.	2011	Bareboat	Jan-17
Gas Premiership	7,200	F.P.	2001	Spot	--
Gas Haralambos	7,000	F.P.	2007	Time Charter	Jul-16
Gas Marathon	6,572	F.P.	1995	Spot	--
Gas Moxie	6,526	F.P.	1992	Spot	--
Gas Flawless	6,300	F.P.	2007	Time Charter	Jul-14
Gas Monarch	5,018	F.P.	1997	Time Charter	Jan-14
Lyne	5,014	F.P.	1996	Bareboat	Jan-14
Gas Emperor	5,013	F.P.	1994	Spot	--
Gas Texiana	5,001	F.P.	1995	Time Charter	Jan 14
Sir Ivor	5,000	F.P.	2003	Bareboat	Jan-14
Gas Icon	5,000	F.P.	1994	Time Charter	Aug-14
Gas Defiance	5,000	F.P.	2008	Time Charter	Jan-15
Gas Shuriken	5,000	F.P.	2008	Time Charter	Oct-14
Gas Elixir	5,018	F.P.	2011	Bareboat	Dec-15
Gas Cerberus	5,018	F.P.	2011	Time Charter	Jul-14
Gas Myth	5,018	F.P.	2011	Time Charter	Nov-14
Gas Ethereal	5,000	F.P.	2006	Time Charter	Sep-14
Gas Inspiration	5,000	F.P.	2006	Time Charter	Aug-14
Gas Sincerity	4,123	F.P.	2000	Bareboat	Aug-14
Gas Spirit	4,112	F.P.	2001	Bareboat	Jan-16
Gas Zael	4,111	F.P.	2001	Bareboat	Feb-14
Gas Kaizen (2)	4,109	S.R.	1991	Spot	--
Gas Evoluzione	3,517	F.P.	1996	Spot	--
Gas Astrid	3,500	F.P.	2009	Bareboat	Apr-14
Gas Legacy	3,500	F.P.	1998	Time Charter	Mar-14
Sakura Symphony	3,500	F.P.	2008	Bareboat	Sep-14
Gas Sikousis	3,500	F.P.	2006	Bareboat	May-16
Gas Exelero	3,500	F.P.	2009	Bareboat	Jun-14
Gas Alice	3,500	F.P.	2006	Time Charter	May-14
Gas Enchanted	3,500	F.P.	2006	Time Charter	May-14
Gas Arctic	3,434	S.R.	1992	Time Charter	Jan-14
Gas Ice	3,434	S.R.	1991	Time Charter	Jan-14
Gas Galaxy	3,312	F.P.	1997	Time Charter	May-16
Gas Pasha	3,244	F.P.	1995	Time Charter	Jan-15
Gas Crystal	3,211	S.R.	1990	Time Charter	Oct-13
FLEET TOTAL: 38 VESSELS	182,322 cbm
TBN	7,200	F.P.	2014
TBN	7,200	F.P.	2014
TBN	7,200	F.P	2015
TBN	5,000	F.P	2015
TBN	5,000	F.P	2015
TBN	5,000	F.P	2015
TBN	5,000	F.P	2015
TBN	5,000	F.P	2015
TBN	5,000	F.P	2015
TBN	5,000	F.P	2015
TBN	5,000	F.P	2015
TBN	3,500	F.P	2014
TBN	3,500	F.P	2014
TBN	3,500	F.P	2015
TBN	3,500	F.P	2015
TOTAL LPG CARRIER FLEET: 53 VESSELS	257,922 cbm

Tanker Fleet

Vessel	Vessel Size (dwt)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration (1)
Navig8 Fidelity	47,000	MR Product Tanker	2008	Jan-08	Bareboat	Jan-16
Navig8 Faith	47,000	MR Product Tanker	2008	Feb-08	Bareboat	Feb-16
Alpine Endurance	46,000	MR Product Tanker	2009	Jul-09	Time Charter	Jul-16
Spike	115,804	Aframax Oil Tanker	2010	Jul-10	Bareboat	Aug-15
TOTAL TANKER FLEET: 4 VESSELS	255,804 dwt
  F.P.: Fully-Pressurized
  S.R.: Semi-Refrigerated
  M.R.: Medium Range

(1) Earliest date charters could expire.
(2) Gas Kaizen time charter begins in October 2013 with 6 months duration.

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 38 LPG carriers with a total capacity of 182,322 cubic meters (cbm), three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). The Company has purchased fifteen newbuilding LPG carriers with expected delivery by the end of 2015. Once the delivery of these acquisitions is completed, STEALTHGAS INC's fleet will be composed of 53 LPG carriers with a total capacity of 257,922 cubic meters (cbm). STEALTHGAS INC's shares are listed on the NASDAQ Global Select Market and trade under the symbol "GASS".

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry dockings, changes in STEALTHGAS INC's operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Visit our website at www.stealthgas.com.

CONTACT: Company Contact:
         Harry Charogiannis
         Chief Financial Officer
         STEALTHGAS INC.
         011-30-210-6250-001
         E-mail: info@stealthgas.com